UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 2)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Celanese AG

(Name of the Issuer)

Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV-A L.P.
Blackstone Family Investment Partnership (Cayman) IV-A L.P.
Blackstone Chemical Coinvest Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Capital Partners (Cayman) Ltd. 2
Blackstone Capital Partners (Cayman) Ltd. 3
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
BCP Caylux Holdings Luxembourg S.C.A.
BCP Holdings GmbH
BCP Acquisition GmbH & Co. KG
Celanese Europe Holding GmbH & Co. KG
Celanese Europe Management GmbH

(Name of Person(s) Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Celanese Europe Holding GmbH & Co. KG
c/o Celanese Corporation
Attention: Curt Shaw
1601 W. CBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$506,132,738*	$59,572**

*Calculated solely for purposes of determining the filing fee. Because the amount to be paid for the securities that may be purchased in the transactions described in this Schedule 13E-3 has not yet been determined, the transaction value was determined based on the market price for the subject securities, using Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended. Accordingly, the transaction value was calculated as follows: (i) 8,124,121 ordinary shares of Celanese AG that may be acquired in the transactions described in this Schedule 13E-3, multiplied by (ii) EUR48.25, the average of the high and low prices reported on the Frankfurt Stock Exchange on April 8, 2005, multiplied by (iii) 1.2912, the noon buying rate for Euros on April 8, 2005, as reported by the Federal Reserve Bank of New York.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005, is equal to 0.01177% of the value of the transaction.

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑

Amount Previously Paid: $50,039.58	Filing Party:	Celanese Europe Holding GmbH & Co. KG (fka BCP Crystal Acquisition GmbH & Co. KG)

Form or Registration No.: Schedule TO	Date Filed:	September 2, 2004

Amount Previously Paid: $9,532.42	Filing Party:	Celanese Europe Holding GmbH & Co. KG

Form or Registration No.: Schedule 13E-3	Date Filed:	April 13, 2005

Total Amount Previously Paid: $59,572

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by (i) Blackstone LR Associates (Cayman) IV Ltd., a limited duration company organized under the laws of the Cayman Islands, (ii) Blackstone Management Associates (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iii) Blackstone Capital Partners (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iv) Blackstone Capital Partners (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (v) Blackstone Family Investment Partnership (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vi) Blackstone Chemical Coinvest Partners (Cayman) L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vii) Blackstone Capital Partners (Cayman) Ltd. 1, an exempt company organized under the laws of the Cayman Islands, (viii) Blackstone Capital Partners (Cayman) Ltd. 2, an exempt company organized under the laws of the Cayman Islands, (ix) Blackstone Capital Partners (Cayman) Ltd. 3, an exempt company organized under the laws of the Cayman Islands, (x) Celanese Corporation, a Delaware corporation, (xi) Crystal US Holdings 3 L.L.C., a Delaware limited liability company, (xii) Celanese Holdings LLC, a Delaware limited liability company, (xiii) BCP Crystal US Holdings Corp., a Delaware corporation, (xiv) BCP Caylux Holdings Luxembourg S.C.A., a partnership limited by shares organized under the laws of the Grand Duchy of Luxembourg, (xv) BCP Holdings GmbH, a limited liability company organized under the laws of Germany, (xvi) BCP Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, (xvii) Celanese Europe Holding GmbH & Co. KG, a limited partnership organized under the laws of Germany and (xviii) Celanese Europe Management GmbH, a limited liability company organized under the laws of Germany, on April 13, 2005 (as it may be amended or supplemented from time to time, the “Schedule 13E-3”). Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meanings given to them in the Disclosure Document attached as Exhibit (a)(1)(A) to this Schedule 13E-3 (including all schedules and annexes thereto, the “Disclosure Document”).

     Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Disclosure Document, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of the Schedule 13E-3 and is supplemented by the information specifically provided for herein.

Item 1.   Summary Term Sheet (Regulation M-A Item 1001).

     The information set forth in the section of the Disclosure Document entitled “Summary of the Transactions” is incorporated herein by reference.

Item 2.   Subject Company Information (Regulation M-A Item 1002).

     (a)   Name and Address. The information set forth in the section of the Disclosure Document entitled “Companies Involved –Description of Celanese AG and Celanese Shares” is incorporated herein by reference.

     (b)   Securities. As of June 23, 2005, Celanese AG had a total outstanding number of 50,365,018 Celanese Shares (excluding Celanese Shares held by Celanese AG, enterprises controlled or majority owned by Celanese AG and parties acting for the account of Celanese AG).

     (c)   Trading Market and Price. The information set forth in the section of the Disclosure Document entitled “Companies Involved –Description of Celanese AG and Celanese Shares” is incorporated herein by reference.

     (d)   Dividends. The information set forth in the sections of the Disclosure Document entitled “Companies Involved –Description of Celanese AG and Celanese Shares” and “Background and Objective of

the Transactions –Intentions of the Purchaser with Regard to Celanese AG” is incorporated herein by reference.

     (e)   Prior Public Offerings. The Reporting Persons have not made an underwritten public offering of the ordinary shares for cash during the three years preceding the date of the filing of this Schedule 13E-3.

     (f)   Prior Stock Purchases. The information set forth in the section of the Disclosure Document entitled “Companies Involved –Interest of the Reporting Persons in Celanese AG” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person (Regulation M-A Item 1003).

     (a)   Name and Address. The information set forth in the sections of the Disclosure Document entitled “General Information –Additional Information,” “Companies Involved –Description of Reporting Persons” and “Background and Objective of the Transactions –Background” and in Schedule I of the Disclosure Document is incorporated herein by reference.

     (b)   Business and Background of Entities. The information set forth in the sections of the Disclosure Document entitled “General Information –Additional Information,” “Companies Involved –Description of Reporting Persons” and “Background and Objective of the Transactions –Background” is incorporated herein by reference.

     (c)   Business and Background of Natural Persons. The information set forth in Schedule I of the Disclosure Document is incorporated herein by reference.

Item 4.   Terms of the Transaction (Regulation M-A Item 1004).

     (a)   Material Terms. The information set forth in the sections of the Disclosure Document entitled “Summary of the Transactions,” “General Information,” “Special Factors,” “Companies Involved,” “Background and Objective of the Transactions,” “The Transactions” and “Certain German Tax and U. S. Federal Income Tax Consequences,” and in the sections of the Offer Document attached as Exhibit (a)(5)(A) to this Schedule 13E-3 (the “Offer Document”) entitled “The Offer,” “Position of Celanese Shareholders Who Do Not Accept the Offer” and “Certain German Tax and U. S. Federal Income Tax Consequences” is incorporated herein by reference.

     (c)   Different Terms. The information set forth in the sections of the Disclosure Document entitled “Summary of the Transactions” is incorporated herein by reference.

     (d)   Appraisal Rights. Not applicable.

     (e)   Provisions for Unaffiliated Security Holders. The information set forth in the section of the Disclosure Document entitled “Special Factors –Fairness of Transactions and Reports with Respect Thereto” is incorporated herein by reference.

     (f)   Eligibility for Listing or Trading. Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005).

     (a)   Transactions. The information set forth in the sections of the Disclosure Document entitled “Companies Involved –Interest of the Reporting Persons in Celanese AG” and “Background and Objective of the Transactions” and in the sections of the Offer Document entitled “Advantages for the Members of the Management Board and Supervisory Board of Celanese AG” and “Companies Involved –Related Party Transactions” is incorporated hererin by reference.

     (b)   Significant Corporate Events. The information set forth in the sections of the Disclosure Document entitled “Companies Involved –Interest of the Reporting Persons in Celanese AG” and “Background and Objective of the Transactions” and in the section of the Offer Document entitled “Companies Involved –Related Party Transactions” is incorporated hererin by reference..

     (c)   Negotiations or Contacts. The information set forth in the sections of the Disclosure Document entitled “Companies Involved –Interest of the Reporting Persons in Celanese AG” and “Background and Objective of the Transactions” is incorporated hererin by reference.

     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Disclosure Document entitled “Companies Involved –Interest of the Reporting Persons in Celanese AG” and “Background and Objective of the Transactions” and in the section of the Offer Document entitled “Advantages for the Members of the Management Board and Supervisory Board of Celanese AG” is incorporated hererin by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006).

     (b)   Use of Securities Acquired. The information set forth in the sections of the Disclosure Document entitled “Companies Involved –Interest of the Reporting Persons in Celanese AG,” “Background and Objective of the Offer –Intentions of the Purchaser with Regard to Celanese AG” and “Special Factors –Purposes, Alternatives, Reasons and Effects” and in Schedule I of the Disclosure Document is incorporated herein by reference.

     (c)   Plans. The information set forth in the sections of the Disclosure Document entitled “Summary of the Transactions,” “Special Factors –Purposes, Alternatives, Reasons and Effects,” “Background and Objective of the Transactions –Intentions of the Purchaser with Regard to Celanese AG,” and “The Transactions” and in Schedule I of the Disclosure Document and in the sections of the Offer Document entitled “Background and Objective of the Offer –Intentions of the Bidder with Regard Celanese AG” and “Position of Celanese Shareholders Who Do Not Accept the Offer” is incorporated hererin by reference. None of the Reporting Persons or people listed in Schedule I of the Disclosure Document have any plans except as described in the information incorporated by reference.

Item 7.   Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013).

     (a)   Purposes. The information set forth in the sections of the Disclosure Document entitled “Summary of the Transactions,” “Special Factors –Purposes, Alternatives, Reasons and Effects” and “Background and Objective of the Offer –Intentions of the Purchaser with Regard to Celanese AG” and in the sections of the Offer Document entitled “Summary of the Offer” and “Background and Objective of the Offer –Intentions of the Bidder with Regard to Celanese AG” is incorporated hererin by reference.

     (b)   Alternatives. The information set forth in the sections of the Disclosure Document entitled “Summary of the Transactions” and “Special Factors –Purposes, Alternatives, Reasons and Effects” is incorporated herein by reference.

     (c)   Reasons. The information set forth in the sections of the Disclosure Document entitled “Summary of the Transactions,” “Special Factors –Purposes, Alternatives, Reasons and Effects” and in the sections of the Offer Document entitled “Summary of the Offer” and “Background and Objective of the Offer” is incorporated hererin by reference.

     (d)   Effects. The information set forth in the sections of the Disclosure Document entitled “Summary of the Transactions,” “Special Factors –Purposes, Alternatives, Reasons and Effects,” “Background and Objective of the Transactions –Intentions of the Purchaser with Regard to Celanese AG” and “Certain German Tax and U.S. Federal Income Tax Consequences” and in the sections of the Offer Document entitled

“Summary of the Offer,” “Background and Objective of the Offer –Intentions of the Bidder with Regard to Celanese AG” and “Certain German Tax and U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.   Fairness of the Transaction (Regulation M-A Item 1014).

     (a)   Fairness. The information set forth in the sections of the Disclosure Document entitled “Special Factors –Fairness of Transactions and Reports with Respect Thereto” and “The Transactions –Fair Cash Compensation” and in the sections of the Offer Document entitled “General Instructions –Introduction” and “Background and Objective of the Offer –General Background of this Offer” is incorporated herein by reference.

     (b)   Factors Considered in Determining Fairness. The information set forth in the sections of the Disclosure Document entitled “Special Factors –Fairness of Transactions and Reports with Respect Thereto” and “The Transactions –Fair Cash Compensation” is incorporated herein by reference.

     (c)   Approval of Security Holders. The information set forth in the sections of the Disclosure Document entitled “Special Factors –Fairness of Transactions and Reports with Respect Thereto” is incorporated herein by reference.

     (d)   Unaffiliated Representatives. The information set forth in the sections of the Disclosure Document entitled “Special Factors –Fairness of Transactions and Reports with Respect Thereto” is incorporated herein by reference.

     (e)   Approval of Directors. The information set forth in the sections of the Disclosure Document entitled “Companies Involved –Celanese AG’s Position With Respect to the Transactions” and in the section of the Offer Document entitled “Companies Involved –Celanese AG’s Position With Respect to this Offer” is incorporated herein by reference.

     (f)   Other Offers. The information set forth in the sections of the Disclosure Document entitled “Special Factors –Fairness of Transactions and Reports with Respect Thereto” is incorporated herein by reference.

Item 9.   Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015).

     (a)   Report, Opinion or Appraisals. The information set forth in the section of the Disclosure Document entitled “Special Factors –Fairness of Transactions and Reports With Respect Thereto” and in the sections of the Offer Document entitled “General Instructions –Introduction” and “Background and Objective of the Offer –General Background of this Offer” is incorporated herein by reference.

     (b)   Preparer and Summary of the Report. The information set forth in the section of the Disclosure Document entitled “Special Factors –Fairness of Transactions and Reports With Respect Thereto” and in the section of the Offer Document entitled “Background and Objective of the Offer –General Background of this Offer” is incorporated herein by reference.

     (c)   Availability of Documents. The information set forth in the section of the Disclosure Document entitled “Special Factors –Fairness of Transactions and Reports With Respect Thereto” and in the section of the Offer Document entitled “Miscellaneous” is incorporated herein by reference.

Item 10.   Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007).

     (a)   Source of Funds. The information set forth in the section of the Disclosure Document entitled “The Transactions –Source and Amount of Funds” is incorporated herein by reference.

     (b)   Conditions. The information set forth in the section of the Disclosure Document entitled “The Transactions –Source and Amount of Funds” is incorporated herein by reference.

     (c)   Expenses. The information set forth in the section of the Disclosure Document entitled “The Transactions –Transaction Expenses” is incorporated herein by reference.

     (d)   Borrowed Funds. The information set forth in the section of the Disclosure Document entitled “The Transactions –Source and Amount of Funds” is incorporated herein by reference.

Item 11.   Interest in Securities of the Subject Company (Regulation M-A Item 1008).

     (a)   Securities Ownership. The information set forth in the section of the Disclosure Document entitled “Companies Involved” and in Schedule I of the Disclosure Document is incorporated herein by reference.

     (b)   Securities Transactions. The information set forth in the section of the Disclosure Document entitled “Companies Involved –Interest of the Reporting Persons in Celanese AG” and in Schedule I of the Disclosure Document is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation (Regulation M-A Item 1012).

     (d) Intent to Tender or Vote in a Going Private Transaction. Not applicable.

     (e) Recommendations of Others. The information set forth in the Disclosure Document in section “Companies Involved –Celanese AG’s Position with Respect to the Transactions” and in the section of the Offer Document entitled “Companies Involved –Celanese AG’s Position with Respect to this Offer” is incorporated herein by reference.

Item 13.   Financial Statements (Regulation M-A Item 1010).

     (a)   Financial Information. The information set forth and referred to in Item 18 of the Annual Report on Form 20-F filed by Celanese AG on March 31, 2005 is incorporated by reference herein.

     (b)   Pro Forma Information. Not applicable.

     (c)   Summary Information. The information set forth in the section of the Disclosure Document entitled “Companies Involved –Summary Financial Information for Celanese AG” is incorporated herein by reference.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009).

     (a)   Solicitations or Recommendations. The information set forth in the section of the Disclosure Document entitled “Miscellaneous” and in the section of the Offer Document entitled “Financial Adviser/Advising Bank; Solicitation” is incorporated herein by reference.

     (b)   Employees and Corporate Assets. The information set forth in the section of the Disclosure Document entitled “Miscellaneous” is incorporated herein by reference.

Item 15.   Additional Information (Regulation M-A Item 1011).

     (b) Other Material Information. Each of the Disclosure Document in its entirety and the Offer Document in its entirety is incorporated herein by reference.

Item 16.   Exhibits (Regulation M-A Item 1016).

     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by replacing Exhibit (a)(3)(A) with Exhibit (a)(3)(A) attached to this Amendment No. 1 and adding Exhibit (a)(5)(A) to the Schedule 13E-3.

     (a)(3)(A) Going Private Disclosure Document, dated July 6, 2005.

     (a)(5)(A) Offer Document, dated September 2, 2004, incorporated herein by reference to the Schedule TO filed by Purchaser with the SEC on September 2, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2005

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P. By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P. By: Blackstone Management Associates (Cayman) IV L.P., it general partner By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CHEMICAL COINVEST PARTNERS (CAYMAN) IV L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BLACKSTONE LR CAPITAL PARTNERS (CAYMAN) LTD. 3
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

CELANESE CORPORATION
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CELANESE HOLDINGS LLC
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A. By: BCP Caylux Holdings Ltd. 1, its general partner
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BCP HOLDINGS GMBH
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BCP ACQUISITION GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

CELANESE EUROPE MANAGEMENT GMBH
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

Exhibit Index

(a)(3)(A)	Going Private Disclosure Document, dated July 6, 2005.

(a)(5)(A)	Offer Document, dated September 2, 2004, incorporated herein by reference to the Schedule TO filed by Purchaser with the SEC on September 2, 2004.